Contact

www.linkedin.com/in/scott-mcdonald-0b9978 (LinkedIn)

Top Skills

SaaS
Product Management
Web Development

Languages

Japanese

Certifications

Advanced Mobile App Developer

Publications

Severe Hepatocellular Injury After Hematopoietic Cell Transplant: Incidence, Etiology, and Outcome

Venocclusive disease of the liver and cyclophosphamide pharmacokinetics: A prospective study in marrow transplant patients

Scott McDonald

CTO at AllSides, Inc.
Redwood City, California, United States

Experience

AllSides, Inc.

CTO & Co-Founder
January 2012 - Present (12 years 3 months)

BitTorrent, Inc.

5 years 7 months

Director of Web Development
July 2021 - March 2023 (1 year 9 months)
San Francisco Bay Area

Technical Leader, Manager
June 2019 - June 2021 (2 years 1 month)
San Francisco Bay Area

Senior Full Stack Engineer
September 2017 - June 2019 (1 year 10 months)
San Francisco Bay Area

Check Point Software Technologies

9 years 5 months

Manager, Corporate Online Services
February 2011 - June 2014 (3 years 5 months)

Manager, Back End Web Development
August 2009 - June 2011 (1 year 11 months)

Manager, Consumer Web Team
April 2007 - June 2010 (3 years 3 months)

Senior Web Producer
February 2005 - April 2007 (2 years 3 months)

Thump Radio Inc.

Director of Internet Operations
December 1999 - February 2008 (8 years 3 months)

Thump Radio is a nationally syndicated radio production company specializing in terrestrial, satellite, and internet radio broadcasts.

Fred Hutchinson Cancer Research Center
Laboratory Technician II
June 1996 - November 1999 (3 years 6 months)

I was a Laboratory Technician on a research team studying the pharmacokinetics of chemotherapy drugs in bone marrow transplant patients

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Education

University of San Francisco
BA, Asian History, Japanese language · (September 1992 - May 1996)